                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.5)



                           CDW Computer Centers, Inc.
                                (Name of Issuer)
                                ----------------

                                  Common Stock
                         (Title of Class of Securities)
                                ----------------

                                   125129 10 6
                                 (CUSIP Number)
                                 --------------

                                December 31, 2000
                (Date of Which Requires Filing of this Statement)
                                ----------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___     Rule 13d-1(b)
_X_     Rule 13d-1(c)
___     Rule 13d-1(d)
                                -----------------


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 125129 10 6                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       GREGORY C. ZEMAN
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
       NOT APPLICABLE                                        (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            7,874,594
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             7,874,594
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,874,594
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       NOT APPLICABLE
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.02%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 125129 10 6                   13G                    Page 3 of 5 Pages


Item 1(a)   Name of Issuer:

            CDW Computer Centers, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(a)   Name of Person Filing:

            Gregory C. Zeman

Item 2(b)   Address of Principal Business Office:

            200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Common Shares

Item 2(e)   CUSIP Number:

            125129 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            NOT APPLICABLE

Item 4.     Ownership:

          (a) Amount Beneficially Owned as of December 31, 2000 reflects non-forfeitable options to purchase 5,274,594 shares pursuant to the terms of the MPK Stock Option Plan and 2,600,000 shares owned personally. The options have an exercise price of $.00418 per share and become exercisable at the rate of 2,759,966 at December 31, 2000, 1,885,950 at December 31, 2001 and 628,650 at
               December 31, 2002. In the event that Mr. Zeman shall cease to be employed by the Issuer for any reason, all unexercised options shall become immediately exercisable. The amounts reported are all as of December 31, 2000 and do not reflect subsequent transactions including a sale of 1,181,818 shares to CDW Computer Centers, Inc. on February 2, 2001.
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CUSIP No. 125129 10 6                   13G                    Page 4 of 5 Pages

          (b)  Percent of Class:  9.02%

               (i)      sole power to vote or to direct the vote

                        7,874,594

               (ii)     shared power to vote or to direct the vote

                        0

               (iii)    sole power to dispose or direct the disposition of

                        7,874,594

               (iv)     shared power to dispose or to direct the disposition of

                        0


Item 5.     Ownership of Five Percent or Less of a Class.

            NOT APPLICABLE

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group.

            NOT APPLICABLE

Item 9.     Notice of Dissolution of Group.

            NOT APPLICABLE

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 125129 10 6                   13G                    Page 5 of 5 Pages


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 14, 2001
                                  ---------------------
                                  Date

                                  /s/ Gregory C. Zeman
                                  ---------------------
                                  Signature


                                  Gregory C. Zeman, Vice Chairman
                                  --------------------------------
                                  Name/Title